UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-31368

SANOFI

(Translation of registrant’s name into English)

46, avenue de la Grande Armée, 75017 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

In April 2026, Sanofi published the press releases attached hereto as Exhibits 99.1 and 99.2 which are incorporated herein by reference.

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press Release dated April 7, 2026: Sanofi’s lunsekimig met primary and key secondary endpoints in phase 2 respiratory studies in asthma and CRSwNP

Exhibit 99.2	Press Release dated April 13, 2026: Sanofi and Regeneron’s Dupixent approved in the EU as the first targeted medicine to treat young children with chronic spontaneous urticaria

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 15, 2026	By	SANOFI /s/ Alexandra Roger
Name: Alexandra Roger Title: Head of Legal Corporate & Finance

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